07022690

RECEIVED

2007 APR 18 A 10: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TOKYO STAR BANK

The Tokyo Star Bank, Limited
1-6-16 Akasaka, Minato-ku,
Tokyo 107-8480 Japan

Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549

SUPPL

April 13, 2007.

Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.
Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

Sincerely yours,

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

Christopher K. Taniguchi, CTP

dw 4/18

// Enclosures

Exhibit - A

No.	Release Date	Document Name	When and by Whom required to be made public, filed or distributed
1	03/19/2007	Annoucement of the Bank to commence Banking Agency Services in partnership with F&M Co., Ltd.	Required by TSE to be made public immediately
2	03/28/2007	Announcement of Executive Assighment Change	Required by TSE to be made public immediately
3	04/03/2007	Annoucement on media reports that US-based Lone Star has initiated procedures to sell more than one-third of its stake in the Bank.	Required by TSE to be made public immediately

For immediate Release

March 19, 2007.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Announcement of the Bank to commence Banking Agency services with F&M Co., Ltd.

Tokyo (Monday, March 19, 2007) – Today, The Tokyo Star Bank, Limited ("Tokyo Star Bank") announced that Tokyo Star Bank and F&M Co., Ltd. ("F&M") entered into an agreement of Banking Agent Services for F&M to provide financial services including Housing loans, commercial loans for personal, small and medium businesses, etc as an bank agent for Tokyo Star Bank from April, 2007.

Tokyo Star Bank and F&M aim at increasing in the level of convenience to customers in providing such financial services within the reach of the network of "Tax House", a voluntary chain offered to tax accountants and certified accountants nationwide.

Services will be started off at Tokyo and Osaka area where F&M has its business bases by offering "Star One Mortgage" and "Q Money α" of Tokyo Star Bank, and then will further be expanded nationwide. At the same time, the reach of the services will be expanded to include 475 "Tax House" affiliated chain nationwide subject to the permission from the local regulatory authorities.

For Immediate Release

Company Name: The Tokyo Star Bank, Limited
Name of Representative: Todd Budge
President & CEO
(Code: 8384 TSE First Section)

Announcement of Executive Assignment Change

Tokyo (Friday, March 30, 2007) – Today, The Tokyo Star Bank, Limited announced that, with a view to further strengthening its strategic business planning capability including promotion of bank agency business, which is one of our primary business focuses, it has formed the Strategic Planning Group and the following changes have been made to the titles and positions of the Retail Banking Business accordingly, effective April 1, 2007.

	New Position	**Former Position**
Robert M. Berardy	Representative Executive Officer, CMO Strategic Planning	Representative Executive Officer, CMO Retail Banking Business
John D'Souza	Retail Banking Business	Retail Products
Makoto Mitsui	Strategic Planning	Virtual Banking

For immediate Release

April 3, 2007.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Statement regarding Today's Media Report

Tokyo (Wednesday, April 3, 2007) – Today, The Tokyo Star Bank, Limited ("Tokyo Star Bank") announced, in response to the media reports that US-based Lone Star has initiated procedures to sell more than one-third of its stake in Tokyo Star Bank, it cannot comment on the investment activities of specific shareholders.

END